UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number: 000-53587

Invitel Holdings A/S

(Translation of registrant’s name into English)

Puskas Tivadar, u. 8 -10, H-2040 Budaörs, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Invitel Holdings A/S
(Registrant)

Date: October 8, 2009	By:	/s/ PETER T. NOONE
Peter T. Noone
General Counsel

INVITEL HOLDINGS A/S

Exhibit Index

Exhibit Number	Description of Document

99.1	Press Release of Invitel Holdings A/S

99.2	Notice of Extraordinary General Meeting of Invitel Holdings A/S

99.3	Form of ADS holder Proxy

99.4	Depositary Notice

99.5	Proposed Amendments and Waivers to the Senior Facilities Agreement dated August 6, 2004

99.6	Proposed Amendments and Waivers to the Subordinated Term Loan Facility Agreement dated March 4, 2009

*	This 6-K and the exhibits hereto constitute documents that are incorporated by reference into the Tender Offer and Consent Solicitation Statement, the Tender Offer Memorandum and the Notice of Extraordinary General Meeting of Invitel Holdings A/S.